Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports 2024 Third Quarter Financial Results

2024 Fourth Quarter Revenue Guidance Completes Year of Quarter Over Quarter Growth
Announces Additional SiPho and SiGe Capacity Build Out, Strategically Serving Expansive
Customer Demand

MIGDAL HAEMEK, ISRAEL – November 13, 2024 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reports today its results for the third quarter ended September 30, 2024.

Third Quarter of 2024 Results Overview

Revenue for the third quarter of 2024 was $371 million as compared to $351 million for the second quarter of 2024, representing 6% quarter over quarter growth. Revenue for the third quarter of 2023 was $358 million.

Gross profit for the third quarter of 2024 was $93 million as compared to $87 million for the second quarter of 2024 and for the third quarter of 2023.

Operating profit for the third quarter of 2024 was $56 million as compared to $55 million in the second quarter of 2024, which included $6 million restructuring income, net associated with the previously disclosed reorganization and restructure of our Japan operations. Operating profit for the third quarter of 2023 was $362 million and included $314 million, net, from the Intel merger contract termination.

Net profit for the third quarter of 2024 was $55 million, reflecting 15% net margin, and $0.49 basic and diluted earnings per share, as compared to net profit of $53 million, or $0.48 basic and diluted earnings per share for the second quarter of 2024, which included $3 million Japan operations restructuring income net impact. Net profit for the third quarter of 2023 was $342 million, or $3.10 basic and $3.07 diluted earnings per share and included $290 million, net, from the Intel merger contract termination.

Cash flow generated from operating activities in the third quarter of 2024 was $125 million. Investments in equipment and other fixed assets were $128 million, net and debt payments totaled $16 million.

SiPho and SiGe Capacity Expansion Plan
The company is announcing the execution of a $350 million investment plan to expand SiPho (Silicon Photonics) and SiGe (Silicon Germanium) capacity and capabilities. This plan includes the qualification and ramp-up of 200mm capacity, both in San Antonio and Migdal Haemek, and in its 300mm facility in Uozu, to serve high growth, expansive customer demand.

Business Outlook
Tower Semiconductor guides revenue for the fourth quarter of 2024 to be $387 million, with an upward or downward range of 5%. Mid-range guidance reflects year over year and quarter over quarter growth.

Mr. Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, stated: “Throughout this year, including our fourth quarter guidance, we have and will deliver quarter-over-quarter revenue growth. This is driven by strong double-digit year-over-year revenue increases across key technology platforms, including our advanced 300mm RF SOI, 65nm Power BCD, and cutting-edge Silicon Photonics and Silicon Germanium offerings. Our unwavering focus on multi-generation innovation, tied to strong and close partnerships with industry leading customers, continues to position us as an essential contributor to the technologies powering the future.”

Ellwanger further added: “With demand for SiGe and SiPho accelerating rapidly, we are investing in multiple factories, increasing our capacity, helping ensure we sustain our foundry leadership in supplying these components, critical to optical transceivers, for the AI-driven data center market."

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Wednesday, November 13, 2024, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the third quarter of 2024 and its business outlook.

The call will be webcast and available through the Investor Relations section of Tower Semiconductor’s website at ir.towersemi.com. The pre-registration form required for dial-in participation is accessible here. Upon completing the registration, participants will receive the dial-in details, a unique PIN, and a confirmation email with all necessary information. To access the webcast, click here. The teleconference will be available for replay for 90 days.

Non-GAAP Financial Measures
The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, which we may describe as adjusted financial measures and/or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the “SEC”) as they apply to our Company. These adjusted financial measures are calculated excluding the following: (i) amortization of acquired intangible assets as included in our operating costs and expenses, (ii) compensation expenses in respect of equity grants to directors, officers, and employees as included in our operating costs and expenses, (iii) merger contract termination fees received from Intel, net of associated cost and taxes following the previously announced Intel contract termination as included in net profit in 2023 and (iv) restructuring income, net, which includes income, net of cost and taxes associated with the reorganization and restructure of our operations in Japan including the cessation of operations of the Arai facility, which occurred during 2022, as included in net profit. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures used and/or presented in this release, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, as well as may be included and calculated in the tables herein, the term Earnings Before Interest Taxes, Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenues and in operating cost and expenses lines (e.g., research and development related equipment and/or fixed other assets depreciation), (ii) stock-based compensation expense, (iii) amortization of acquired intangible assets, (iv) merger contract termination fees received from Intel, net of associated cost following the previously announced Intel contract termination, as included in operating profit and (v) restructuring income, net in relation to the reorganization and restructure of our operations in Japan including the cessation of operations of the Arai facility, as included in operating profit. EBITDA is reconciled in the tables below and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company from GAAP operating profit. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, are not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/or presented in this release and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is comprised of cash, cash equivalents, short-term deposits, and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $125 million, $113 million and $402 million for the three months periods ended September 30, 2024, June 30, 2024 and September 30, 2023, respectively (less cash used for investments in property and equipment, net (in the amounts of $128 million, $113 million and $101 million for the three months periods ended September 30, 2024, June 30, 2024 and September 30, 2023, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing, and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, shares a 300mm facility in Agrate, Italy, with ST as well as has access to a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

Forward-Looking Statements

This release, as well as other statements and reports filed, stated and published in relation to this quarter’s results, includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, among others, projections and statements with respect to our future business, financial performance and activities. The use of words such as “projects”, “expects”, “may”, “targets”, “plans”, “intends”, “committed to”, “tracking”, or words of similar import, identifies a statement as “forward-looking.” Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements, which describe information known to us only as of the date of this release. Factors that could cause actual results to differ materially from those projected or implied by such forward-looking statements include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) reliance on acquisitions and/or gaining additional capacity for growth, (iii) difficulties in achieving acceptable operational metrics and indices in the future as a result of operational, technological or process-related problems, (iv) identifying and negotiating with third-party buyers for the sale of any excess and/or unused equipment, inventory and/or other assets, (v) maintaining current key customers and attracting new key customers, (vi) over demand for our foundry services resulting in high utilization and its effect on cycle time, yield and on schedule delivery, as well as customers potentially being placed on allocation, which may cause customers to transfer their business to other vendors, (vii) financial results that may fluctuate from quarter to quarter, making it difficult to forecast future performance, (viii) our debt and other liabilities that may impact our financial position and operations, (ix) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (x) fluctuations in cash flow, (xi) our ability to satisfy the covenants stipulated in our agreements with our debt holders, (xii) pending litigation, (xiii) meeting the conditions set in approval certificates and other regulations under which we received grants and/or royalties and/or any type of funding from the Israeli, US and/or Japan governmental agencies, (xiv) receipt of orders that are lower than the customer purchase commitments and/or failure to receive customer orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) the effects of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we create inventory before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) financing capacity acquisition related transactions, strategic and/or other growth or M&A opportunities, including funding Agrate fab’s significant 300mm capacity investments and acquisition or funding of equipment and other fixed assets associated with the capacity corridor transaction with Intel as announced in September 2023, in addition to other capacity and capability expansion plans, and the possible unavailability of such financing and/or the availability of such financing on unfavorable terms, (xxi) operating our facilities at sufficient utilization rates necessary to generate and maintain positive and sustainable gross, operating and net profit, (xxii) the purchase of equipment and/or raw material (including purchases beyond our needs), the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) product returns and defective products, (xxiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, including artificial intelligence, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxv) competing effectively, (xxvi) the use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers, (xxvii) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxviii) the Fab 3 landlord’s alleged claims that the noise abatement efforts made thus far are not adequate under the terms of the amended lease that caused him to request a judicial declaration that there was a material non-curable breach of the lease and that he would be entitled to terminate the lease, as well the ability to extend such lease or acquire the real estate and obtain the required local state and/or approvals required to be able to continue operations beyond the current lease term, (xxix) retention of key employees and recruitment and retention of skilled qualified personnel, (xxx) exposure to inflation, currency rates (mainly the Israeli Shekel, the Japanese Yen and the Euro) and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of our traded securities, (xxxi) meeting regulatory requirements worldwide, including export, environmental and governmental regulations, as well as risks related to international operations, (xxxii) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with the Agrate fab and the capacity corridor transaction with Intel as announced in September 2023, such as their qualification schedule, technology, equipment and process qualification, facility operational ramp-up, customer engagements, cost structure, required investments and other terms, which may require additional funding to cover their significant capacity investment needs and other payments, the availability of which funding cannot be assured on favorable terms, if at all, (xxxiii) potential liabilities, cost and other impacts that may be incurred or occur due to reorganization and consolidation of fabrication facilities, including the impact of cessation of operations of our facilities, including with regard to our 6 inch facility, (xxxiv) potential security, cyber and privacy breaches, (xxxv) workforce that is not unionized which may become unionized, and/or workforce that is unionized and may take action such as strikes that may create increased cost and operational risks, (xxxvi) the issuance of ordinary shares as a result of exercise and/or vesting of any of our employee equity, as well as any sale of shares by any of our shareholders, or any market expectation thereof, as well as the issuance of additional employee stock options and/or restricted stock units, or any market expectation thereof, which may depress the market value of the Company and the price of the Company’s ordinary shares and in addition may impair our ability to raise future capital, and (xxxvii) climate change, business interruptions due to floods, fires, pandemics, earthquakes and other natural disasters, the security situation in Israel, global trade “war” and the current war in Israel, including the potential inability to continue uninterrupted operations of the Israeli fabs, impact on global supply chain to and from the Israeli fabs, power interruptions, chemicals or other leaks or damages as a result of the war, absence of workforce due to military service as well as risk that certain countries will restrict doing business with Israeli companies, including imposing restrictions if hostilities in Israel or political instability in the region continue or exacerbate, and other events beyond our control. With respect to the current war in Israel, if instability in neighboring states occurs, Israel could be subject to additional political, economic, and military confines, and our Israeli facilities’ operations could be materially adversely affected. Any current or future hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could have a material adverse effect on our business, financial condition and results of operations.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this release or which may otherwise affect our business is included under the heading "Risk Factors" in the Company’s most recent filings on Forms 20-F and 6-K, as were filed with the SEC and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#  #  #
(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	September 30,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$270,979	$260,664
Short-term deposits	893,899	790,823
Marketable securities	40,137	184,960
Trade accounts receivable	195,794	154,067
Inventories	272,377	282,688
Other current assets	41,104	35,956

Total current assets	1,714,290	1,709,158

PROPERTY AND EQUIPMENT, NET	1,295,243	1,155,929
GOODWILL AND OTHER INTANGIBLE ASSETS, NET	10,770	12,115
OTHER LONG-TERM ASSETS, NET	39,526	41,315

TOTAL ASSETS	$3,059,829	$2,918,517

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term debt	$61,694	$58,952
Trade accounts payable	129,703	139,128
Deferred revenue and customers' advances	27,935	18,418
Other current liabilities	75,239	60,340

Total current liabilities	294,571	276,838

LONG-TERM DEBT	131,614	172,611
LONG-TERM CUSTOMERS' ADVANCES	10,122	25,710
DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	15,862	16,319
TOTAL LIABILITIES	452,169	491,478
TOTAL SHAREHOLDERS' EQUITY	2,607,660	2,427,039
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,059,829	$2,918,517

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2024	2024	2023
REVENUES	$370,512	$351,181	$358,167
COST OF REVENUES	277,451	264,259	271,299

GROSS PROFIT	93,061	86,922	86,868

OPERATING COSTS AND EXPENSES:
Research and development	19,867	18,994	20,176
Marketing, general and administrative	17,432	19,050	18,037
Restructuring income, net *	--	(6,270)	--
Merger-contract termination fee, net **	--	--	(313,501)
	37,299	31,774	(275,288)

OPERATING PROFIT	55,762	55,148	362,156
FINANCING AND OTHER INCOME, NET	6,104	7,710	9,975
PROFIT BEFORE INCOME TAX	61,866	62,858	372,131
INCOME TAX EXPENSE, NET	(7,026)	(6,108)	(34,394)
NET PROFIT	54,840	56,750	337,737
Net loss (income) attributable to non-controlling interest	(193)	(3,305)	4,318
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$54,647	$53,445	$342,055
BASIC EARNINGS PER SHARE	$0.49	$0.48	$3.10
Weighted average number of shares	111,237	111,037	110,302
DILUTED EARNINGS PER SHARE	$0.49	$0.48	$3.07
Weighted average number of shares	112,474	111,979	111,242

* Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022.
** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost.

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:

GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$54,647	$53,445	$342,055
Stock based compensation	8,611	7,781	7,898
Amortization of acquired intangible assets	448	448	491
Restructuring income, net ***	--	(2,634)	--
Merger-contract termination fee, net ****	--	--	(289,988)
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$63,706	$59,040	$60,456

ADJUSTED EARNINGS PER SHARE:
Basic	$0.57	$0.53	$0.55
Diluted	$0.57	$0.53	$0.54

*** Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022, net of tax.
**** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost and tax.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Nine months ended
	September 30,
	2024	2023
REVENUES	$1,048,931	$1,070,969
COST OF REVENUES	796,342	801,867

GROSS PROFIT	252,589	269,102

OPERATING COSTS AND EXPENSES:
Research and development	58,812	58,959
Marketing, general and administrative	55,152	54,053
Restructuring income, net *	(6,270)	(32,506)
Merger-contract termination fee, net **	--	(313,501)
	107,694	(232,995)

OPERATING PROFIT	144,895	502,097
FINANCING AND OTHER INCOME, NET	17,798	20,896
PROFIT BEFORE INCOME TAX	162,693	522,993
INCOME TAX EXPENSE, NET	(8,056)	(55,182)
NET PROFIT	154,637	467,811
Net income attributable to non-controlling interest	(1,911)	(3,164)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$152,726	$464,647
BASIC EARNINGS PER SHARE	$1.38	$4.22
Weighted average number of shares	111,039	110,118
DILUTED EARNINGS PER SHARE	$1.36	$4.18
Weighted average number of shares	112,135	111,184

* Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022.
** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost.

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:

GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$152,726	$464,647
Stock based compensation	23,153	21,269
Amortization of acquired intangible assets	1,344	1,481
Restructuring income, net ***	(2,634)	(11,224)
Merger-contract termination fee, net ****	--	(289,988)
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$174,589	$186,185

ADJUSTED EARNINGS PER SHARE:
Basic	$1.57	$1.69
Diluted	$1.56	$1.67

*** Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022, net of tax.
**** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost and tax.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2024	2024	2023
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$265,313	$260,497	$318,195
Net cash provided by operating activities *	124,743	113,085	402,242
Investments in property and equipment, net	(127,624)	(112,615)	(101,080)
Debt received (repaid), net	(16,402)	(10,439)	15,493
Effect of Japanese Yen exchange rate change over cash balance	5,537	(2,658)	(1,537)
Deposits and marketable securities, net	19,412	17,443	(318,497)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$270,979	$265,313	$314,816

* Merger-contract termination fee received from Intel during the third quarter of 2023, net of cost, in the amount of $313,501 was included within the net cash provided by operating activities for the three months ended September 30, 2023.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2024	2024	2023
CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$54,840	$56,750	$337,737
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization *	65,348	65,567	66,877
Effect of exchange rate differences and fair value adjustment	(425)	625	3,044
Other expense (income), net	6,289	--	(21)
Changes in assets and liabilities:
Trade accounts receivable	(27,486)	(7,227)	12,529
Other assets	12,785	3,141	(4,099)
Inventories	14,093	17,744	22,477
Trade accounts payable	4,646	(19,741)	(58,107)
Deferred revenue and customers' advances	(2,049)	(2,091)	419
Other current liabilities	(2,178)	274	(3,885)
Other long-term liabilities	(1,120)	(1,957)	25,271
Net cash provided by operating activities **	124,743	113,085	402,242

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(127,624)	(112,615)	(101,080)
Deposits and marketable securities, net	19,412	17,443	(318,497)
Net cash used in investing activities	(108,212)	(95,172)	(419,577)

CASH FLOWS - FINANCING ACTIVITIES

Debt received (repaid), net	(16,402)	(10,439)	15,493
Net cash provided by (used in) financing activities	(16,402)	(10,439)	15,493
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	5,537	(2,658)	(1,537)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,666	4,816	(3,379)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	265,313	260,497	318,195
CASH AND CASH EQUIVALENTS - END OF PERIOD	$270,979	$265,313	$314,816

* Includes amortization of acquired intangible assets and stock based compensation in the amounts of $9,059, $8,229 and $8,389 for the 3 months periods ended September 30, 2024, June 30, 2024 and September 30, 2023, respectively.

** Merger-contract termination fee received from Intel during the third quarter of 2023, net of cost, in the amount of $313,501 was included within the net cash provided by operating activities for the three months ended September 30, 2023.